Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537

METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

03045171

5 December 2003

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

SUPPL

RECEIVED DEC 11 2003 PROCESSING SECTION 181 WASH, DC

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copies of –

1 media release issued by Metcash Trading Limited, the Australian subsidiary of this company, relating to the interim period to 31 October 2003;

2 media release issued by Metcash Trading Limited in relation to the fuel promotion;

3 interim report issued by this company yesterday;

which documents shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

P M GISHEN (MISS)
Group Company Secretary

dlw 12/17

FRIDAY FUEL DAY PROMOTION

MEDIA RELEASE 21/11/2003

NSW MOTORISTS TO GET AUSTRALIA'S CHEAPEST FUEL THROUGH 280 IGA STORES

More than 280 IGA stores across NSW will from next Friday, November 28, offer their customers the most innovative fuel deal ever seen in Australia.

The 4c a litre discount follows the very successful launch of the program across Queensland, South Australia and Northern Territory over the last month, which has been enthusiastically embraced by both regular and new IGA shoppers.

Motorists will be able to fill up at **any** petrol station of their choice and receive, within 14 days from that date, a 4c per litre discount off their grocery bill at any participating IGA stores across NSW.

Mr John MacLaren, NSW General Manager of IGA Distribution, said "We are delighted to be presenting our customers with an offer which has been very successfully tested in Queensland, South Australia and the Northern Territory over the last month".

Simply by spending a minimum of $30 any Friday at our independently owned IGA stores, customers can receive a discount equivalent to 4c a litre from their grocery bill.

"Smart shoppers can get their litre discount from IGA stores, but also apply for an extra fuel discount through other chains running their own discount promotions in both NSW and other states. This is great news for both grocery shoppers and motorists", he added.

The IGA promotion is superior to others in the market, as shoppers can buy their fuel, to a maximum of 80 litres - at any major chain of petrol stations or from an independent outlet, rather than being locked into one particular brand. They then take their fuel receipt within 14 days to any participating IGA store, purchase a minimum $30 worth of groceries, and enjoy a big discount off their bill.

"We expect staff in our stores to be working flat out every Friday as our customers take advantage of this great offer. The great advantage of this deal is that customers will not be forced to drive long distances to receive a discount off their fuel, they can go to the local fuel outlet, then bring in their receipt to their local participating IGA store and receive great savings," said Mr MacLaren.

The offer is very simple:

- Fill up with fuel any time at the outlet of your choice, to a maximum of 80 litres
- Bring your fuel receipt into your participating local IGA store on a Friday
- Spend $30 on groceries
- Collect a reimbursement of 4c per litre. At 80 litres, the discount is $3.20 on the IGA grocery bill.

FRIDAY FUEL DAY PROMOTION

Mr Andrew Reitzer, Chief Executive of Metcash Trading Ltd (which operates the IGA brand in Australia) said "IGA stores across Australia are proving that a simple and exciting fuel offer can spark the public's imagination. Such has been the success of this only truly universal fuel discount program in Australia that we are looking to extend it further.

"Independent IGA retailers are making significant gains on the major retail chains in Australia by offering great service, prices, community support and now the country's best fuel discount program", he concluded.

For further information:

John MacLaren
IGA Distribution
(02) 88 22 3601
Mobile (0419) 641 727

Tim Allerton
City Public Relations
(02) 9267 4511
(0412) 715 707.

Terms and conditions are:

1. To receive a reimbursement at participating IGA stores off the purchase price of fuel, you must spend at least the qualifying amount of $30.00 in one transaction on Fridays only.
2. The reimbursement amount is 4c per litre, refunded upon your purchase to the required spend.
3. Buy fuel at any petrol outlet at any time and present your fuel receipt at the participating IGA store to receive your reimbursement upon your purchase.
4. A limit applies of one petrol receipt per customer transaction for a fuel purchase of up to 80 litres.
5. This promotion is only available for purchases on Fridays at participating IGA stores.
6. Receipts that are damaged, defaced or altered or have passed the required redemption date of within 14 days are not valid for any reimbursement of the fuel promotion.
7. Fuel receipts must clearly show all of the following information: Fuel site name and address, date of purchase and total of litres purchased.
8. IGA reserves the right to withdraw the offer from certain fuel outlets at its discretion.
9. IGA may change, suspend or terminate the conditions of its fuel promotion at any time at its discretion.
10. IGA reserves the right to exclude some non-core grocery departments from the minimum spend required amount of $30.00.

File Number
82-4279

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

Media Release

21 November 2003

METCASH BEATS FORECASTS FOR SALES AND PROFIT GROWTH IN FIRST HALF OF 2004

National grocery and liquor wholesale distributor and marketer, Metcash Trading Limited, announced today that the group has exceeded its forecast profit and sales growth for the 26 weeks to October 31, 2003.

Metcash's net profit after tax rose strongly by 20 per cent from $38 million to $45.8 million, with all three business pillars showing strong growth in sales.

The result, which was above the company's forecast at the end of the 2003 financial year, was struck on a 7.3 per cent surge in sales from $3.2 billion to $3.44 billion.

Chief Executive Officer of Metcash, Mr Andrew Reitzer said, "We are delighted that we have matched our sales growth forecast and surpassed our profit expectations for the period made at the end of our 2003 financial year.

"It is our expectation that our Earnings Before Interest and Tax (EBIT) growth of 20 per cent for the latest six months will be matched in the second half of the year, assuming the continuation of current levels of trading conditions and economic growth in Australia", he added.

IGA Distribution's sales grew 6.3 per cent to $1.92 billion as a result of the strong performance of IGA and the recently acquired Foodworks and AUR customer groups.

The division's Earnings Before Interest and Tax (EBIT) rose 12.3 per cent to $63.7 million, which was in line with management's strategy to double EBIT growth over the sales increases during the period.

Consumer satisfaction with the IGA banner, operated by Metcash in Australia, is also showing significant growth, heightened by the last month's national launch of the "Supa IGA" brand for the large format supermarkets.

In addition, the recent launch of "Friday Fuel Promotions" in Queensland, South Australia and the Northern Territory, have significantly lifted the profile of the IGA brands in those markets. In Queensland it is estimated that weekly sales have lifted by around 3% since the introduction of the petrol promotion.

Mr Reitzer announced the launch of the Friday Fuel Promotion in NSW today, to operate every Friday from November 28 at more than 280 IGA stores across NSW.

He said "Feedback to our fuel discount offer is extremely positive, with shoppers delighted with the universal aspect of the promotion, in which customers can choose where they buy their fuel, instead of being locked into limited offerings through other national chains".

Campbells Cash and Carry continued its exceptional growth in EBIT, which rose 68.4 per cent to $8.1 million on the back of 4.7 per cent growth in sales to $489 million. The strategy of the

division's management to change the mix of business has been very successful, with 74 per cent growth in confectionery sales and 17 per cent growth in grocery revenue during the period.

The division's higher confectionery sales arose from increased penetration into the petrol and convenience market and the benefits of strategic acquisitions of specialist confectionery distribution businesses throughout the period, including Amalgamated Confectionery in Brisbane.

Campbells' introduction of state of the art "Put To Light" technology, which significantly improves efficiency in single pick processing for the convenience store market, has now been implemented in each of the division's 4 CSD warehouses.

The group's third business pillar, Australian Liquor Marketers showed very strong growth in sales of 10.7 per cent from $934 million to $1.03 billion, while EBIT of $14 million was in line with the previous corresponding period.

The division's strategy of increasing "on premise" sales resulted in sales growth of 20% in this market segment during the period.

Metcash continues to build its cashflow, generating $87 million during the period - $15 million of which was assigned to repaying debt. At the end of October, the group's borrowings totalled $109 million - $37 million lower than October, 2002.

The group's earnings per share rose 16.1 per cent to 7.2 cents.

Directors today declared an Interim Dividend of 5.0 cents per share (4.0 cents for the same period last year), representing a payout of 70 per cent of net profit, fully franked at 30 per cent. The dividend is payable on December 15, 2003, with a record date of December 1, 2003.

For Further Information:

Andrew Reitzer
Metcash Trading Limited
(02) 9741 3060

Tim Allerton
City Public Relations
(02) 9267 4511
0412 715 707

File Number
82-4279

METRO CASH AND CARRY LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1946/021315/06
Share code: MTC ISIN: ZAE000012688

Australian subsidiary grows profit before tax by 20% in Australian dollars

Headline earnings increase by 15% to R214 million

Cash generated by operating activities exceeds R600 million

REVIEWED INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 OCTOBER 2003 AND CAUTIONARY ANNOUNCEMENT

INCOME STATEMENT

	Reviewed Six months ended 31 October 2003 R'000	Reviewed Six months ended 31 October 2002 R'000	Audited Year ended 30 April 2003 R'000
Revenue	25 051 942	25 341 721	51 787 714
Cost of sales	(23 922 376)	(24 268 457)	(49 637 845)
Administration, human resource and information costs	(442 703)	(360 062)	(682 372)
	686 863	713 202	1 467 497
Depreciation of tangible assets	(104 687)	(127 553)	(233 606)
Operating income	582 176	585 649	1 233 891
Interest paid	(84 762)	(108 776)	(197 264)
Income before exceptional items and taxation	497 414	476 873	1 036 627
Exceptional items – refer comments below	(1 671)	43 061	18 046
Amortisation of goodwill	(26 657)	(24 562)	(53 624)
Income before taxation	469 086	495 372	1 001 049
Taxation	(159 950)	(168 160)	(328 991)
Income after taxation	309 136	327 212	672 058
Income attributable to outside shareholders	(118 569)	(118 005)	(232 378)
Income attributable to ordinary shareholders	190 567	209 207	439 680
DETERMINATION OF HEADLINE EARNINGS			
Income attributable to ordinary shareholders	190 567	209 207	439 680
Loss/(Surplus) arising from allotment of shares by the Australian subsidiary	1 671	(64 962)	(63 569)
Costs relative to the aborted investment in the Philippines	–	–	12 457
Carrying value of Zambian operations written off	–	21 901	25 131
Amortisation of goodwill	21 519	19 986	43 001
Headline earnings	213 757	186 132	456 700
Ordinary shares in issue (000's)			
– total	1 824 610	1 741 855	1 771 466
– weighted average	1 814 790	1 736 225	1 744 530
Headline earnings per share (cents)	11.8	10.7	26.2
Attributable earnings per share (cents)	10.5	12.0	25.2

BALANCE SHEET

	31 October 2003 R'000	31 October 2002 R'000	30 April 2003 R'000
Assets			
Non-current assets	2 472 504	2 383 440	2 287 891
Tangible assets	1 175 682	1 207 423	1 102 677
Intangible assets	958 217	878 912	857 325
Investments and loans	217 774	159 874	214 876
Deferred taxation	120 831	137 231	113 013
Current assets	8 081 659	8 616 579	7 079 151
Inventories	3 238 599	3 347 518	2 923 435
Accounts receivable	4 198 282	4 309 062	3 524 060
Bank balances and cash	644 778	959 999	631 656
Total assets	10 554 163	11 000 019	9 367 042
Equity and liabilities			
Capital and reserves	1 731 611	1 466 667	1 641 610
Outside shareholders' interest	768 026	757 590	665 880
Non-current liabilities	1 185 943	1 618 164	1 162 696
Interest bearing liabilities	1 077 345	1 523 786	1 069 281
Deferred taxation	14 324	5 121	14 340
Provisions	94 274	89 257	79 075
Current liabilities	6 868 583	7 157 598	5 896 856
Accounts payable	5 985 388	6 331 872	5 144 903
Provisions	326 759	347 498	303 782
Taxation	49 395	147 455	41 447
Interest bearing liabilities	507 041	330 773	406 724
Total equity and liabilities	10 554 163	11 000 019	9 367 042
Capital expenditure			
Expended during the period	111 886	108 388	281 434
Committed or authorised	19 651	16 519	20 999
Contingent liabilities	23 701	26 285	20 620
Ordinary shares in issue (000's)	1 824 610	1 741 855	1 771 466
Net asset value per share (cents)	94.9	84.2	92.7

ABRIDGED CASH FLOW STATEMENT

	31 October 2003 R'000	31 October 2002 R'000	30 April 2003 R'000
Cash generated by operating activities	606 272	607 568	1 004 139
Finance costs	(84 762)	(108 776)	(197 264)
Taxation paid	(159 444)	(101 596)	(319 170)
Cash inflow from operations	362 066	397 196	487 705
Cash utilised from investing activities	(250 251)	(126 459)	(332 691)
Net cash(outflow)/inflow from financing activities*	(220 777)	98 032	(226 455)
(Decrease)/increase in net cash resources	(108 962)	368 769	(71 441)
Net cash resources			
Cash and cash equivalents	644 778	959 999	631 656
Bank borrowings	(285 210)	(222 988)	(163 126)
Net cash resources*	359 568	737 011	468 530
(Decrease)/increase in net cash resources	(108 962)	368 769	(71 441)

*In 2002 net cash resources included R167.9 million in respect of the short term portion of the securitised loan which has now been treated as a financing activity

STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS' EQUITY

	31 October 2003 R'000	31 October 2002 R'000	30 April 2003 R'000
Balance at beginning of year (as previously reported)	1 641 610	1 301 016	1 301 016
Prior year adjustment for financial instruments (AC133)	–	–	(33 604)
Restated balance at beginning of year	1 641 610	1 301 016	1 267 412
Issue of ordinary shares			
Odd-lot offer	–	(156)	(156)
Share issue expenses	(3 322)	(354)	(803)
Movements in distributable reserves			
Income attributable to ordinary shareholders	190 567	209 207	439 680
Movements in non-distributable reserve			
Foreign currency translation reserve	(97 244)	(43 046)	(64 523)
Balance at end of period	1 731 611	1 466 667	1 641 610

SEGMENTAL INFORMATION

	Australia			Southern Africa			Africa			Corporate			Total		
	Six months ended 31 October 2003 R'000	Six months ended 31 October 2002 R'000	Year ended 30 April 2003 R'000	Six months ended 31 October 2003 R'000	Six months ended 31 October 2002 R'000	Year ended 30 April 2003 R'000	Six months ended 31 October 2003 R'000	Six months ended 31 October 2002 R'000	Year ended 30 April 2003 R'000	Six months ended 31 October 2003 R'000	Six months ended 31 October 2002 R'000	Year ended 30 April 2003 R'000	Six months ended 31 October 2003 R'000	Six months ended 31 October 2002 R'000	Year ended 30 April 2003 R'000
Sales to customers	17 073 488	17 406 133	36 010 305	6 812 350	6 581 690	13 237 528	1 146 722	1 335 310	2 515 811				25 032 560	25 323 133	51 763 644
Dividends received													14 971	4 682	10 498
Interest received													4 411	13 906	13 572
Total revenue													25 051 942	25 341 721	51 787 714
Segmental result	415 887	387 277	837 800	133 620	147 733	299 230	33 205	47 362	87 470	(5 700)	(10 629)	(5 220)	577 012	571 743	1 219 280
Income from associated company	753	–	1 039										753	–	1 039
Amortisation of goodwill arising on consolidation	(13 889)	(12 715)	(28 305)				(921)	–	(1 625)	(11 847)	(11 847)	(23 694)	(26 657)	(24 562)	(53 624)
Interest received													4 411	13 906	13 572
Interest paid													(84 762)	(108 776)	(197 264)
Exceptional items													(1 671)	43 061	18 046
Income before taxation													469 086	495 372	1 001 049
Total depreciation and amortisation	79 088	94 466	178 279	29 503	35 125	62 217	8 649	8 431	18 450	14 104	14 093	28 284	131 344	152 115	287 230

TRADING

The Group has produced an excellent result for the six months under review, in what has been undoubtedly one of the toughest trading periods yet experienced.

The Australian subsidiary, which contributes approximately two-thirds of the Group's earnings, delivered an outstanding performance, increasing profit before taxation by 20% in Australian Dollar terms. It is indeed unfortunate that, when converted to Rands, these results do not reflect this exceptional performance.

The strengthening of the local currency also significantly affected Rand-denominated earnings from the African and Hong Kong businesses and severely impacted the domestic export operations. In addition, each of the three business pillars experienced its unique competitive and market pressures.

Offshore operations contributed 74% of the Group's turnover of R25 billion for the period and 80% of operating income that totalled R578 million. Earnings before exceptional items and taxation were R497.4 million, compared with R476.8 million the previous year. Headline earnings per share increased by 10.3% to 11.8 cents.

Cash generated by operating activities exceeded R600 million and foreign borrowings were reduced by a further A$30 million during the period.

METCASH TRADING LIMITED, AUSTRALASIA

The Australian operation produced excellent results for the period, notwithstanding continued fierce competition from the major supermarket chains. Turnover, in Australian Dollars, totalled A$3.44 billion, an increase of 7.3% on the comparative period. When converted to Rands, this amounted to R17.1 billion.

Earnings after taxation at A$45.8 million increased by 20% and cash generated from operations amounted to A$87 million. Trading results for the period have been converted to Rands at an average rate of A$1 = R4.96 (2002 – A$1 = R5.40).

IGA Distribution delivered a particularly strong performance, on the back of a sales increase of 6.3% which yielded an increase in earnings of 12.3%. The recent successful launches of the "Supa IGA" brand and the fuel promotions are expected to add substantial value going forward. The Campbells Cash & Carry division delivered a further exceptional increase in earnings of 68.4% to A$8.1 million and Australian Liquor Marketers reflected continued strong turnover growth of 11.9% for the period with earnings of A$14 million.

METCASH S.A. LIMITED

The Southern African businesses had an extremely difficult six months as the softening in consumer demand that commenced in the second half of the last financial year hit home. This was exacerbated by the lowest domestic inflation rate experienced for many years, with deflation in certain product categories. Margins were under pressure as a result of the fierce competition to protect market share and export opportunities became scarcer as the Rand continued to strengthen against all major currencies.

Notwithstanding the problems experienced, turnover totalled R6.8 billion, an increase of 3.5% over the comparative period, whilst net income before taxation was level.

The acquisition of the Seven-Eleven convenience chain has now been successfully concluded. The results for the six months do not include any benefit from this transaction which, it is anticipated, will provide a boost to the conventional distribution business, both in volume and earnings, in the forthcoming trading period.

METCASH AFRICA (PROPRIETARY) LIMITED

With the exception of Botswana and Uganda, the businesses in the various countries performed well in local currency terms, reflecting strong growth and positive cash flows.

Botswana's results continued to be negatively impacted, mainly as a result of the strength of the Rand and mushrooming competition in a small market. Nonetheless, management did well to retain market share in extremely difficult circumstances. The results in Uganda were adversely affected by management errors experienced in that operation and the necessary corrective action has been taken.

Malawi turned in an excellent performance with earnings growth of 30% for the period and both Angola and Kenya continue to reflect strong turnover growth.

However, the strength of the Rand, relative to the various African currencies, played havoc with the results for the period. Turnover totalled R1.15 billion, a decrease of 14% over that of the comparative period, whilst operating profit at R33.2 million was approximately 30% lower.

Despite the continued deterioration of conditions in Zimbabwe, this operation continues to trade exceptionally well. Results are only included to the extent of dividends received.

BLACK ECONOMIC EMPOWERMENT INITIATIVE AND CAUTIONARY ANNOUNCEMENT

An arrangement has been entered into with African Renaissance Holdings Limited in terms of which that company will lead the Group's Black Economic Empowerment ("BEE") initiative with a view to procuring BEE participation in Metcash S.A. Limited ("SA") and Metcash Africa (Proprietary) Limited ("Africa").

To facilitate the process, it is envisaged that this will result in the merger of SA and Africa, followed by the separate listing of the merged entity on the JSE Securities Exchange South Africa and other exchanges in Africa where the business operates.

Shareholders will be kept advised as to progress with this initiative, which is targeted for implementation by mid 2004. In the interim, shareholders are advised to exercise caution in their dealings in the company's shares.

ACCOUNTING POLICIES

This report is prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice and the accounting policies are consistent with those applied in the last annual report.

EXCEPTIONAL ITEMS

	Six months ended 31 October 2003	Six months ended 31 October 2002	Year ended 30 April 2003
	R'000	R'000	R'000
Carrying value of Zambian operations written off	**–**	(21 901)	(25 131)
(Loss)/Surplus arising from allotment of shares by the Australian subsidiary	**(1 671)**	64 962	63 569
Costs relative to the aborted investment in the Philippines	**–**	–	(20 392)
	(1 671)	43 061	18 046

BORROWING CAPACITY AND INTEREST BEARING DEBT

In terms of the relevant articles of association, the Group has unlimited borrowing powers.

Interest bearing debt comprises –

Non-current

A$120 million (R588 million) syndicated loan for the balance of the purchase price of the investment in Australia, bearing interest at approximately 7% per annum, maturing on 30 April 2006.

A$65 million (R318 million) in terms of a formal accounts receivable securitisation programme in the Australian subsidiary, bearing interest at approximately 5% per annum.

R89 million in terms of a formal sale and lease-back property transaction, payable over fifteen years and bearing interest at approximately 13% per annum.

R83 million in respect of leased assets, payable over five years and bearing interest at approximately 5% per annum.

Current

R507 million, being the current portion of syndicated and securitised loans, amounts owing in respect of leased assets and fluctuating bank borrowings in various operations, bearing interest at prime overdraft rates or below.

HEADLINE EARNINGS

The calculation is based on 1 814 790 067 shares (2002 – 1 736 224 719 shares), being the weighted average number of shares in issue during the period under review. The increased number of shares relates to capitalisation issues.

DIRECTORATE

Mr Lekgau Mathabathe, an executive director of the company, who played an important role both in the Group's affairs and in the community, passed away on 31 August 2003. Mr Charles Turner was appointed as a non-executive director with effect from 23 September 2003.

DIVIDENDS

It is the Board's stated intention to resume payment of cash dividends and this will commence upon completion of the year end results and the successful conclusion of the BEE initiative.

PROSPECTS

Trading conditions are expected to remain generally tough during the forthcoming six months. On the positive side, however, that period will include Xmas and Easter trading, both of which should hopefully be boosted by the recent significant interest rate reductions in South Africa. In addition, it is anticipated that the Australian operations will yield earnings growth for the next half similar to that of the first six months.

These factors, coupled with recent acquisitions and management initiatives to contain and reduce costs whilst stimulating trading in all markets in which the Group operates, should result in satisfactory earnings growth for the year. This scenario must unfortunately be tempered by the unknown impact of currency translations as a result of the continued strengthening of the Rand.

AUDIT REVIEW

The interim financial results have been reviewed by the Group's auditors, Ernst & Young. Their unqualified review opinion is available for inspection at the company's registered office.

On behalf of the Board

Dr F van Zyl Slabbert
Chairman

C S dos Santos
Chief Executive

4 December 2003

DIRECTORATE AND ADMINISTRATION

Directors: Dr F van Zyl Slabbert *(Chairman)**, C S dos Santos *(Chief Executive)*, J L Grainger, D Kashuv *(Israel)**, B Joseph, J R McAlpine*, H Mer, G H Pieterse*, A Reitzer, G B Rubenstein*, V D Rubin, S O Shonhiwa *(Zimbabwe)**, R D Taurog, C F Turner* **non-executive*

Group Company Secretary: P M Gishen *(Miss)*

Registered office: First Floor, 33 Scott Street, Waverley, Johannesburg 2090 (PO Box 1970, Highlands North 2037)

Transfer secretaries: Computershare Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 1053, Johannesburg 2000)

Sponsor: Sasfin Corporate Finance, a Division of Sasfin Bank Limited, Sasfin Place, North Block, 13 – 15 Scott Street, Waverley, Johannesburg 2090 (PO Box 95104, Grant Park 2051)